UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-50015

CUSIP Number:  88650R108

(Check One):        ☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  December 31, 2009

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:  ______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION TierOne Corporation
Full Name of Registrant N/A
Former Name if Applicable 1235 “N” Street
Address of Principal Executive Office (Street and Number) Lincoln, Nebraska 68508
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐
 (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
 (c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K that TierOne Corporation (the “Company”) filed with the Securities and Exchange Commission (“SEC’) on October 14, 2009 (the “October Form 8-K”), in connection with an examination of TierOne Bank (the “Bank”) which commenced after the Company filed its second quarter 2009 Form 10-Q, the Office of Thrift Supervision, the Bank’s primary regulator, directed the Bank to establish additional loan loss provisions for the quarter ended June 30, 2009.

As noted in the October Form 8-K, the Company intends to file an amended Form 10-Q for the quarter ended June 30, 2009 (including restated financial statements) as soon as practicable after management has completed its assessment of the examination.  The Company requires additional time to complete this assessment and file the amended Form 10-Q, which the Company must do before it can complete the financial statements and Management’s Discussion and Analysis for its Form 10-Q for the quarter ended September 30, 2009 and its Form 10-K for the year ended December 31, 2009.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Ed Swotek 402 475-0521 (Name) (Area Code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☐ Yes ☒ No
Form 10-Q Quarter Ended September 30, 2009

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Current Report on Form 8-K that the Company filed with the SEC on February 5, 2010, which discloses the Bank’s loan loss provision and charge offs for its fiscal quarter ended December 31, 2009, as reflected in the quarterly Thrift Financial Report that the Bank filed with the Office of Thrift Supervision.  See also the response under Part III above.

TierOne Corporation
(Name of Registrant as Specified in Charter)

has caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ James A. Laphen
James A. Laphen
President